702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

Steven P. Whaley
Senior Vice President and Controller

July 3, 2014

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 21, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2014
File No. 1-6991

Dear Mr. Thompson:

This letter is in response to your letter dated June 5, 2014, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., a Delaware corporation (the "Company"). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in that letter and have provided our response in regular type following each comment.

Form 10-K for the Fiscal Year Ended January 31, 2014

Exhibit 13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Walmart International Segment, page 12

1.	We note you corrected a historical accounting practice that did not conform to your global accounting policies for store lease expenses in China and Mexico which contributed

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

to the $1 billion increase in operating expenses during fiscal year 2014. Please address the following:

•	Tell us the amount of the charge for this included in the $1 billion increase in operating expenses.

•
Tell us how the new accounting differs from the historical accounting practice, your consideration of the guidance at ASC 250-10-45, and whether the correction to the historical accounting practice was an error correction or a change in accounting principle or estimate.

•
We note disclosure in Note 1 to your financial statements regarding the correction in fiscal 2014 of certain amounts pertaining to previous fiscal years determined not to be material. Please tell us if the amounts corrected relate to these store lease expenses. If additional items were corrected, please tell us the amounts and line items impacted.

•	Tell us when and how you discovered the discrepancy in accounting practice and the processes and/or controls that were involved in identifying the discrepancy.

•	To the extent that you determined there were control deficiencies due to the discrepancy in accounting practices, describe the deficiencies and how you evaluated the severity of each identified.

•	Tell us if you made changes or improvements in your internal controls over financial reporting (ICFR) due to the discrepancy disclosed.

Of the nearly $1 billion of aggregated expenses contributing to the increase in operating expenses for our fiscal year ended January 31, 2014, approximately $154 million relates to store lease expenses in our China and Mexico subsidiaries resulting from the correction of lease accounting practices that did not conform to our global accounting policies, which are consistent with U.S. GAAP. The correction to the historical accounting practices was a correction of errors in accordance with ASC 250-10-45 that resulted primarily from not utilizing a consistent lease term for all aspects of lease accounting (e.g., a different lease term for leasehold improvement amortization and straight-line rent calculations).

Of the $154 million in additional store lease expense correcting these lease accounting practices, $110 million related to prior fiscal years. The disclosure in Note 1 to our consolidated financial statements regarding the correction in fiscal 2014 of certain amounts pertaining to previous fiscal years relates to the $110 million of store lease expenses, as well as $167 million of expenses related to other corrections from prior fiscal years. The impact of all items pertaining to prior fiscal years on the fiscal 2014 consolidated statement of income was an overstatement of "operating, selling, general and administrative expenses" of $277 million. These prior year items impacted the following balance sheet line items: "other assets and deferred charges" ($167 million) and "deferred income taxes and other" ($110 million). Additionally, there was no impact on net cash flows provided by operating activities, net cash flows used in investing activities or net cash flows used in financing activities.

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

Under the guidance of Staff Accounting Bulletin Nos. 99 and 108, we performed a quantitative assessment to determine the materiality of these corrections as follows:

(in millions, except per share data)	As reported 1/31/2014	Adjustment	As Corrected	As reported 1/31/2013*	Adjustment	As Corrected
Other assets and deferred charges	—	—	—	5,987	(167)	5,820
Deferred income taxes and other	—	—	—	7,613	110	7,723

Operating, selling, general and administrative expenses	91,353	(277)	91,076	88,629	277	88,906

Diluted EPS attributable to Walmart	4.88	0.08	4.96	5.02	(0.08)	4.94

Adjustments as a % of:
Other assets and deferred charges	—	—	—	(2.8)%	—	—
Total assets	—	—	—	(0.1)%	—	—
Deferred income taxes and other	—	—	—	1.4%	—	—

Operating, selling, general and administrative expenses	(0.3)%	—	—	0.3%	—	—
Operating income	(1.0)%	—	—	1.0%	—	—
Income from continuing operations	(1.7)%	—	—	1.6%	—	—
Consolidated net income attributable to Walmart	(1.7)%	—	—	1.6%	—	—
Diluted EPS attributable to Walmart	1.6%	—	—	(1.6)%	—	—
* For presentation purposes, we conservatively applied the full impact of the pre-fiscal year 2014 errors to the fiscal year ended January 31, 2013.

In addition to the quantitative assessment of materiality, we also made a qualitative assessment of the materiality of the corrections. Our qualitative assessment included the considerations outlined in Staff Accounting Bulletin No. 99.

Based on our quantitative and qualitative assessments, we concluded that the financial statement impact related to the error corrections, both individually and in the aggregate, was not material to any period presented in our fiscal 2014 consolidated financial statements, annually or quarterly. As a result, based on the guidance of ASC 250-10-45, no restatement or revision of prior period financial statements was required.

We identified potential lease accounting inconsistencies with our global accounting policies as part of an internal control optimization review in our Mexico subsidiary that we performed during the second quarter of fiscal 2014 (conducted as part of our planning and scoping process for our annual evaluation of internal controls over financial reporting). Subsequently, while we began an effort to determine if the lease accounting practices in Mexico were incorrect and, if necessary, determine the adjustment to be recorded, we also began a process to inquire of our other subsidiaries as to whether similar lease accounting inconsistencies existed. In October 2014, we identified additional potential inconsistencies with the accounting practices for certain leases in our China subsidiary. In the fourth quarter of fiscal 2014, we completed our review of leases in Mexico and China and the related lease accounting. Upon

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

concluding that the accounting for some leases in these subsidiaries was incorrect, we quantified and recorded the correction of these immaterial accounting errors.

Upon concluding in the fourth quarter that errors in lease accounting existed, we evaluated the related internal controls and determined that certain controls were deficient primarily related to the proper determination of the lease term. As part of our evaluation of the severity of these deficiencies, we considered the magnitude of the misstatement and whether there was a reasonable possibility our controls would fail to prevent or detect and correct a misstatement of an account balance or disclosure. Additional considerations in assessing the severity of these deficiencies included the following:

•	The deficiencies were not indications of fraud on the part of senior management;

•	The deficiencies did not result in a restatement of previously issued financial statements to reflect the correction of a material misstatement due to error or fraud;

•	The deficiencies were not identified by the auditor under circumstances that indicate the misstatement would not otherwise have been detected by the entity's internal control; and

•	The deficiencies were not the result of ineffective oversight of the Company's financial reporting and internal control by those charged with governance.

Based on these considerations, we determined that the internal control deficiencies did not result in a reasonable possibility that a material misstatement would not be prevented or detected and corrected on a timely basis. As such, we concluded the internal control deficiencies, individually or in the aggregate, did not represent a material weakness requiring disclosure in our Form 10-K.

In December 2013, we enhanced our controls in Mexico and China to clarify the determination of a lease term, including that only one lease term can be determined for a single lease and that lease term must be applied consistently to all related accounting for that lease. As of January 31, 2014, we concluded that these revised controls were designed effectively. However, as the revised controls had not been operating for a sufficient amount of time, we concluded that a deficiency still existed as of the evaluation date.

In accordance with Items 307 and 308 of Regulation S-K, we disclosed the conclusions of our principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures based on their evaluation of these controls and procedures. Additionally, our Form 10-K included our annual report on internal control over financial reporting. We did not believe that the enhancement of internal controls materially affected, or was reasonably likely to materially affect, our internal control over financial reporting and concluded that disclosure of this enhancement was not necessary. Therefore, in our report, we disclosed we had concluded that, as of January 31, 2014, our internal controls over financial reporting were effective.

Notes to Consolidated Financial Statements, page 31

Note 4. Accumulated Other Comprehensive Income (Loss), page 39

2.
Please tell us your consideration of disclosing in the notes to the financial statements the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

We considered the disclosures required by ASC 220-10-45-12 and 220-10-45-17 as part of our disclosure controls and procedures and determined the related income tax expense or benefit amounts were not material. For the fiscal year ended January 31, 2014, the income tax effects from other comprehensive income ("OCI") components, which represented approximately 4% of OCI, were:

(in millions)	OCI income tax expense (benefit)
OCI component
Currency translation and other	$(62)
Derivative instruments	122
Minimum pension liability	36
Net income tax expense	$96

We expect the income tax effect for each OCI component to continue to be immaterial in the future. However, we will continue to evaluate the effects and, if material, we will provide the required disclosures.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 52

Adjustments, page 55

3.
In future filings, please quantify to the extent practicable the impact of the adjustments described on this page, including the percentage impact of such adjustments. Please provide us with your proposed disclosure. Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

As a preliminary matter, the adjustments described on page 55 are adjustments to reported results of operations and to our publicly reported ROI, such as adjustments to remove the effect of restructurings and currency exchange rate fluctuations, and are intended to enable results to be computed on a comparable basis from performance period to performance period. We believe that the disclosure regarding target levels that are non-GAAP measures contained in Annex A beginning on page 92 are responsive to Instruction 5 to Item 402(b) of Regulation S-K. Nevertheless, in future filings, to the extent that the structure of our incentive compensation programs in which named executive officers participate, and the methodology for calculating performance under these incentive compensation programs does not change, we intend to include disclosures substantially similar to the disclosure set forth below. In this regard, we note that, as disclosed on page 51, sales-based performance metrics were added to our annual cash incentive plan beginning in fiscal 2015.

With respect to the table on page 53 disclosing performance goals under our annual cash incentive plan and performance compared to those goals, we plan to include two additional columns titled "Actual Performance (as reported)" and "Impact of Adjustments," as shown below:

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

Fiscal 20xx Operating Income Goals under Cash Incentive Plan
(percentage increase/decrease over fiscal 20yy)
Goal Applicable To:	Threshold (37.5% Payout)	Target (100% Payout)	Maximum (125% Payout)	Actual Performance (as reported)	Actual Performance (as adjusted)*	Impact of Adjustments
Total Company Operating Income
Total Company Sales
Walmart U.S. Operating Income
Walmart U.S. Sales
International Operating Income
International Sales
Sam’s Club Operating Income
Sam’s Club Sales
Global eCommerce Operating Income**
Global eCommerce Gross Merchandise Value**
Similarly, with respect to the table on page 55 disclosing performance goals under our performance share program and performance compared to those goals, we plan to include two additional columns titled "Actual Performance (as reported)" and "Impact of Adjustments," as shown below:

Performance Goals
(% of Performance Shares Vesting on Achievement of Goal)
Performance Period	Performance Measure	Threshold (50%)	Target (100%)	Maximum (150%)	Actual Performance (as reported)	Actual Performance (as adjusted)	Impact of Adjustments
2/1/20xx - 1/31/20xx	Return on Investment (Total Company)
Total Company Sales
Walmart U.S. Sales
International Sales (excluding fuel)
Sam’s Club Sales (excluding fuel)
Additionally, we intend to replace the paragraph titled "Adjustments" on page 55 with disclosure substantially similar to the following:

Adjustments. In determining our performance for purposes of our performance-based plans (i.e., annual cash incentive and performance shares), the CNGC made certain positive and negative adjustments to certain items as reported in our consolidated financial statements for fiscal 20xx and the notes thereto, and to our reported ROI for fiscal 20xx, as provided for by the terms of the applicable plans. These types of adjustments are dictated by the terms of the plans and are intended to enable results to be computed on a comparable basis from performance period to performance period. As described above, payouts under our annual cash incentive plan to each of our NEOs for fiscal 20xx were based on the operating income, sales, and/or gross merchandise value performance

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

of our total company and/or an operating segment or area of responsibility. Fiscal 20xx performance under our performance share plan for each of our NEOs was based on the ROI of our total company, and on the sales of our total company or one of its operating segments.

For fiscal 20xx, adjustments to operating income for purposes of our annual cash incentive plan included [insert description of any adjustments for fiscal 20xx, indicating whether each adjustment is positive or negative.]. These adjustments, taken together, had the effect of [increasing/decreasing] the fiscal 2015 operating income of our total company and of each operating segment and/or area of responsibility of each of our NEOs as calculated for purposes of our annual cash incentive program. As a result of these adjustments, the percentage [increases/decreases] in fiscal 20xx operating income compared to fiscal 20yy operating income for purposes of our cash incentive plan as shown in the "Actual Performance (as adjusted)" column in the table on page XX were [greater/lower] than the increases in our publicly reported operating income for fiscal 20xx. The table on page XX above shows the net impact of these adjustments on the operating income of our total company and the operating income attributable to the operating segment and/or area of responsibility of each of our NEOs as calculated for purposes of our cash incentive plan.

For fiscal 20xx, adjustments to sales for purposes of our annual cash incentive plan and our performance share program included [insert description of any adjustments for fiscal 20xx, indicating whether each adjustment is positive or negative.] These adjustments, taken together, had the effect of [increasing/decreasing] the sales of our total company and the sales attributable to each operating segment and/or area of responsibility of each of our NEOs as calculated for purposes of our performance share program. As a result of these adjustments, the percentage [increases/decreases] in fiscal 20xx sales over fiscal 20yy sales for purposes of our annual cash incentive plan and our performance share program as shown in the "Actual (as adjusted)" column in the tables on page XX and YY were [greater/lower] than the [increases/decreases] in sales reflected in our publicly reported operating results for fiscal 20xx as calculated in accordance with GAAP. The tables on page XX and YY above show the net impact of these adjustments on the sales of our total company and on the sales attributable the operating segment or area of responsibility for each of our NEOs as calculated for purposes of our annual cash incentive plan and our performance share program.

For fiscal 20xx, adjustments to ROI for purposes of our performance share program included [insert description of any adjustments for fiscal 20xx, indicating whether each adjustment is positive or negative.] These adjustments, taken together, had the effect of [increasing/decreasing] our ROI for fiscal 20xx as calculated for purposes of our performance share program. The table on page YY above shows the net impact of these adjustments on our ROI as calculated for purposes of our performance share program. More information on how we define ROI, which is a Non-GAAP Measure, can be found in Annex A to this proxy statement.

Letter to the U.S. Securities and Exchange Commission
July 3, 2014

General

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 204-8263.

Sincerely,

/s/ Steven P. Whaley

Steven P. Whaley
Senior Vice President and Controller

cc:	Ms. Ta Tanisha Meadows	Ms. Donna Di Silvio
	Staff Accountant	Staff Accountant
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

	Ms. Liz Walsh	Ms. Lisa Kohl
	Staff Attorney	Staff Attorney
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

Mr. Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.